                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

          UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. __)*



                          TARGETED GENETICS CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    87612M108
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                        ELAN INTERNATIONAL SERVICES, LTD.
                            C/O BROCK SILVERSTEIN LLC
        800 THIRD AVENUE, 21ST FLOOR, NEW YORK, N.Y. 10022 (212) 371-2000
--------------------------------------------------------------------------------
                         ATTENTION: DAVID ROBBINS, ESQ.
                         ------------------------------

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  JULY 21, 1999
         --------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                    SCHEDULE 13D
------------------------------------------------------------------------------------------------------------------------

CUSIP NO. 87612M108                                                      PAGE 2 OF 6 PAGES
------------------------------------------------------------------------------------------------------------------------
  1         NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Elan International Services, Ltd.
-----------------------------------------------------------------------------------------------------------------------
  2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                                 (A) [ ]
                                                                                                                (B) [ ]

-----------------------------------------------------------------------------------------------------------------------
  3         SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------
  4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
              WC

-----------------------------------------------------------------------------------------------------------------------
  5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                 [ ]


-----------------------------------------------------------------------------------------------------------------------
  6         CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda

-----------------------------------------------------------------------------------------------------------------------
   NUMBER OF       7    SOLE VOTING POWER
     SHARES
  BENEFICIALLY               5,767,875 shares (assuming conversion of 12,015 shares of Series B Convertible/Exchangeable
    OWNED BY                 Preferred Stock convertible into 3,618,976 shares of Common Stock, as of July 28, 1999)
 EACH REPORTING
    PERSON        ------------------------------------------------------------------------------------------------------
    WITH           8    SHARED VOTING POWER
                             - 0 -

                  ------------------------------------------------------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER
                             5,767,875 shares

                  ------------------------------------------------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                             - 0 -

------------------------------------------------------------------------------------------------------------------------
 11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        5,767,875 shares

------------------------------------------------------------------------------------------------------------------------
 12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)               [ ]


------------------------------------------------------------------------------------------------------------------------
 13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        16.8% (based upon 30,677,379 shares of the Issuer
                        outstanding as of May 3, 1999, as reported in the
                        Issuer=s Quarterly Report on Form 10-Q for the quarter
                        ended March 31, 1999; assumes conversion of 12,015
                        shares of Series B Convertible/Exchangeable Preferred
                        Stock, but not of any other common stock equivalents)

------------------------------------------------------------------------------------------------------------------------
 14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  CO
------------------------------------------------------------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER.

     Common Stock, par value $.01 per share (the "Common Stock")

     Targeted Genetics Corporation
     100 Olive Way, Suite 100
     Seattle, Washington 98101

ITEM 2.  IDENTITY AND BACKGROUND.

     This Form 13-D is filed by Elan International Services, Ltd., a Bermuda corporation ("EIS"), 102 St. James Court, Flatts, Smiths Parish, FL 04, Bermuda. EIS is a wholly-owned subsidiary of Elan Corporation, plc, Lincoln House, Lincoln Place, Dublin 2, Ireland, an Irish public limited company ("Elan"). During the last five years, none of the persons named above in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On July 21, 1999, pursuant to the terms of a letter agreement dated June 30, 1999, by and among Elan and EIS on the one hand, and Targeted Genetics Corporation, a Washington corporation (the "Issuer"), on the other hand, EIS acquired (a) 2,148,899 shares (the "Initial Shares") of Common Stock, and (b) 12,015 shares of Series B Convertible/Exchangeable Preferred Stock (the "Series B Preferred," and together with the Initial Shares, the "Securities") of the Issuer for aggregate consideration of $17,015,000. The Series B Preferred pays for six years dividends of 7% of its issue price through the issuance of additional shares of Common Stock of the Issuer upon conversion of the Series B Preferred. As of July 28, 1999, the Series B Preferred, together with dividends thereon, was convertible into 3,618,976 shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

     EIS acquired the Securities for investment purposes.

     Except as set forth above, neither EIS nor Elan has a plan or proposal which relates to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer=s business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing the Common Stock to cease to be authorized to be traded on The Nasdaq Stock Market, Inc.

     (i) To have the Common Stock terminated from registration under the Securities Act of 1933; or

     (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

     (a) 5,767,875 shares of Common Stock, representing 16.8% (based upon 30,677,379 shares of the Issuer outstanding as of May 3, 1999, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 and 3,618,976 shares of Common Stock reserved for issuance on conversion of the Series B Preferred).

     (b) sole power to vote: 5,767,875 shares shared power to vote: -0-sole power to dispose: 5,767,875 shares shared power to dispose: -0-

     (c) None.

     (d) None.

     (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


     1. Securities Purchase Agreement, dated July 21, 1999*

--------------
* Incorporated by reference to the Issuer's Current Report on Form 8-K dated August 4, 1999 (Commission File No. 000-23930)

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: August 9, 1999



                                            Elan International Services, Ltd.




                                            By: /s/ Kevin Insley
                                               -------------------------------
                                                 Kevin Insley
                                                 President

                                  EXHIBIT INDEX


1. Securities Purchase Agreement, dated July 21, 1999.*


--------------
* Incorporated by reference to the Issuer's Current Report on Form 8-K dated August 4, 1999 (Commission File No. 000-23930)